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FEB 2 8 2007
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07003945

Best Available Copy

AB 3/13

SECUR[ITIES AND EXCHANGE COMMIS]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66616

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **E & G Investments, LP**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Westcott, Suite 220
(No. and Street)

Houston	**Texas**	**77007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark E. Easley **713-880-5819**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company
(Name – *if individual, state last, first, middle name*)

One Riverway, Suite 1000	**Houston**	**Texas**	**77056**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark E. Easley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E & G Investments, LP, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



TRACIE LEE BROWN
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
NOVEMBER 14, 2009

Signature

Designated Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E & G INVESTMENTS, L.P.

FINANCIAL STATEMENTS

DECEMBER 31, 2006 and 2005

CONTENTS



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
E & G Investments, L.P.
Houston, Texas

We have audited the accompanying statements of financial condition of E & G Investments, L.P. as of December 31, 2006 and 2005 and the related statements of income, changes in partners' capital and cash flows for the year ended December 31, 2006 and for the period from inception (January 28, 2005) through December 31, 2005. These financial statements are the responsibility of the Partnerships' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E & G Investments, L.P. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year and period then ended, in conformity with generally accepted accounting principles in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Harper & Pearson Company, P.C.

Houston, Texas
February 15, 2007

One Riverway · Suite 1000 · Houston, Texas 77056-1973 · 713.622.2310 · 713.622.5613 fax

harperpearson.com

E & G INVESTMENTS, L.P.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS	**2006**	**2005**
Cash and cash equivalents	$ 20,431	$ 19,859
Accounts receivable	26,885	13,804
TOTAL ASSETS	$ 47,316	$ 33,663
LIABILITIES AND CAPITAL		
Accounts payable-affiliate	$ 906	$ 783
Partners' capital	46,410	32,880
TOTAL LIABILITIES AND CAPITAL	$ 47,316	$ 33,663

The accompanying notes are an integral part of the financial statements.

E & G INVESTMENTS, L.P.
STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006
AND FOR THE PERIOD FROM INCEPTION (JANUARY 28, 2005) THROUGH DECEMBER 31, 2005

	2006	2005
Commission income	$ 85,872	$ 50,836
Management fee and administrative expense	20,342	27,909
Net income	$ 65,530	$ 22,927

The accompanying notes are an integral part of the financial statements.

E & G INVESTMENTS, L.P.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2006
AND FOR THE PERIOD FROM INCEPTION (JANUARY 28, 2005) THROUGH DECEMBER 31, 2005

	Limited Partners		General Partner	
	A.J. Gracely	Mark Easley	E & G Consulting, LLC	Total
Balance - January 28, 2005 (Date of Inception)	$ -	$ -	$ -	$ -
Contributions	12,707	12,707	539	25,953
Distributions	(7,920)	(7,920)	(160)	(16,000)
Net income	11,349	11,349	229	22,927
Balance - December 31, 2005	16,136	16,136	608	32,880
Distributions	(25,740)	(25,740)	(520)	(52,000)
Net income	32,437	32,437	655	65,530
Balance - December 31, 2006	$ 22,833	$ 22,833	$ 743	$ 46,410

The accompanying notes are an integral part of the financial statements.

E & G INVESTMENTS, L.P.
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006
AND FOR THE PERIOD FROM INCEPTION (JANUARY 28, 2005) THROUGH DECEMBER 31, 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 72,791	$ 37,032
Cash paid for management fees and expenses	(20,219)	(27,126)
Net cash provided by operating activities	52,572	9,906
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	-	25,953
Distributions	(52,000)	(16,000)
Net cash (used) provided by investing activities	(52,000)	9,953
NET INCREASE IN CASH AND CASH EQUIVALENTS	572	19,859
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	19,859	-
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 20,431	$ 19,859
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income	$ 65,530	$ 22,927
Increase in accounts receivable	(13,081)	(13,804)
Increase in accounts payable	123	783
Net cash provided by operating activities	$ 52,572	$ 9,906

The accompanying notes are an integral part of the financial statements.

NOTE A BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business – E & G Investments, L.P. (a Texas limited partnership) ("the Partnership") located in Houston, Texas is a private investment banking firm. Accordingly, the Partnership has claimed an exemption from Rule 15c3-3 under section (K)(2)(i). The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission, and a member of the National Association of Securities Dealers, Inc. (NASD).

Statement Presentation – The unclassified statement of financial condition is presented in accordance with industry standards.

Revenue Recognition – Commissions are recognized when trades settle and receivables are recorded at that time.

Income Taxes – The Partnership's income, losses, and tax credits will be included in the individual income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes.

Cash and Cash Equivalents – The Partnership considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B PARTNERSHIP AGREEMENT

The Partnership was formed December 3, 2003 and began operations in January, 2005. The general partner of the Partnership is E & G Consulting, LLC, and the limited partners are A.J. Gracely and Mark Easley.

The general partner has an ownership interest of 1.00% and the limited partners each have a 49.50% interest.

All Partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C MANAGEMENT AGREEMENT

The Partnership entered into a management agreement with E & G Advisors, L.P. (Advisors), a partnership related through common ownership, whereby Advisors will provide administrative and operational services, facilities, furniture and pay all overhead expenses of the Partnership.

Advisors will receive an incremental allocation service fee of $452 per month. Service fees and expense allocations for 2006 and 2005 were $5,420.

NOTE D NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2006 and 2005, the Partnership had net capital of $19,525 and $19,076 respectively, and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .04 to 1 at December 31, 2006 and 2005. The Securities and Exchange Commission permits a ratio for the Partnership at this time of no greater than 15 to 1.

NOTE E CREDIT RISK

The Partnership's bank balances, which were $19,859 and $20,431 at December 31, 2006 and 2005, are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. It is the Partnership's practice to utilize high net worth financial institutions to minimize its credit risk. Generally, no collateral or other security is required to support customer receivables. To reduce credit risk, a customer's credit history is reviewed before extending credit. There was no allowance for doubtful accounts at December 31, 2006 and 2005 as management believes all amounts are collectible.

E & G INVESTMENTS, L.P.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL	
Total partners' capital qualified for net capital	$ 46,410
Total capital and allowable subordinated liabilities	46,410
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	(26,885)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	19,525
Haircuts on securities	-
Net capital	$ 19,525
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 60
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 14,525
Ratio: Aggregate indebtedness to net capital	.04 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2006, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

See independent auditor's report.

E & G INVESTMENTS, L.P.
SCHEDULE II
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL	
Total partners' capital qualified for net capital	$ 32,880
Total capital and allowable subordinated liabilities	32,880
Deductions and/or charges	
Nonallowable assets:	
Accounts receivable	(13,804)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION	19,076
Haircuts on securities	-
Net capital	$ 19,076
COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 52
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Excess net capital	$ 14,076
Ratio: Aggregate indebtedness to net capital	.04 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2005, filed with the Securities and Exchange Commission by the Partnership on Part IIA of Form X-17a-5.

E & G INVESTMENTS, L.P.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Exemption Provisions

The Partnership has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

See independent auditor's report.



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3**

February 15, 2007

To the Partners
E & G Investments, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of E & G Investments, L.P. (the Partnership), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned

objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the the partners, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be an should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas

END